June 26, 2023

Via EDGAR Correspondence

Division of Corporate Finance

Office of Mergers and Acquisitions

US Securities and Exchange Commission

Washington, DC 20549

Attention: Michael Killoy and Nicholas Panos

Re:	Enochian Biosciences Inc.
Schedule 13D filed by Weird Science LLC and William Anderson Wittekind
Filed May 19, 2023
File No. 005-86428

Dear Mr. Killoy and Mr. Panos:

On behalf of my clients Weird Science LLC (“Weird Science”) and William Anderson Wittekind (“Wittekind” and, together with Weird Science, the “Reporting Persons”)), I am writing in response to the comments set forth in your letter dated June 9, 2023 regarding the Schedule 13D filed by the Reporting Persons on May 19, 2023 (the “Schedule 13D”).

For ease of reference, each of your comments is reproduced in its entirety with the response added below.

Schedule 13D filed May 19, 2023

General

1.	We note the date of the event reported as requiring the filing of the Schedule 13D was February 16, 2018. Rule 13d-1(a) of Schedule 13D-G requires the filing of a Schedule 13D within 10 days after the acquisition of more than five percent of a class of equity securities specified in Rule 13d-1(i). Based on the February 16, 2018 event date, the Schedule 13D submitted on May 19, 2023 was not timely filed. Please advise us why the Schedule 13D was not filed within the required ten days after the acquisition.

The Schedule 13D was not filed within the required ten days after the acquisition because neither Weird Science nor its managers were made aware of the requirement to file a Schedule 13D within ten days after Weird Science’s acquisition of more than five percent of the issuer’s outstanding common stock upon the closing of the transactions under the Agreement and Plan of Merger described in the Schedule 13D.

McCloskey Law PLLC | 425 Madison Avenue, Suite 1700 | New York, NY 10017| P: 646.970.0610 | F: 646.970.0614 | www.mccloskeylawpllc.com

2.	Please amend the Schedule 13D to include disclosure responsive to Item 5(c) of Schedule 13D, which requires beneficial owners reporting on Schedule 13D to provide a description of “any transactions in the class of securities reported on that were effected during the past sixty days….” To the extent transactions have occurred within that time period, the description must include, at a minimum, the following: (1) the identity of the person covered by Item 5(c) who effected the transaction; (2) the date of transaction; (3) the amount of securities involved; (4) the price per share or unit; and (5) where and how the transaction was effected. To the extent that no such reportable transactions occurred, please affirmatively so state. See Instruction A within the Special Instructions for Complying With Schedule 13D at Rule 13d-101 of Regulation 13D-G.

There were no transactions effected in the class of securities reported on within 60 days prior to the filing of the Schedule 13D (May 19, 2023) by the persons named in response to Item 2 of the Schedule 13D. The undersigned respectfully notes that the last sentence to Special Instruction A of Schedule 13D provides, in pertinent part, “[i]f an item is inapplicable or the answer is in the negative, so state.” Since (i) there were no reportable transactions effected within 60 days prior to the filing of the Schedule 13D, (ii) there is already a response to Item 5 in the Schedule 13D (i.e., the item is applicable and the answer is not in the negative); and (iii) the last sentence of Special Instruction A references “item” and not “sub-item” (a distinction that is made in Special Instruction B), the undersigned respectfully submits that an amendment to the Schedule 13D is not required.

If you have any further questions or comments, please contact the undersigned at 646.970.0611 or patrick@mccloskeylawpllc.com.

Sincerely,

/s/ Patrick T. McCloskey

Patrick T. McCloskey
Managing Member

cc:       William Anderson Wittekind

McCloskey Law PLLC | 425 Madison Avenue, Suite 1700 | New York, NY 10017| P: 646.970.0610 | F: 646.970.0614 | www.mccloskeylawpllc.com